UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

October 29, 2024

(Date of Report (Date of earliest event reported))

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

680 East Colorado Blvd., Suite 330 Pasadena, CA	91101
(Address of principal executive offices)	(Zip Code)

626-244-8053
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 7.	Departure of Certain Officers

Effective October 29, 2024, Buck Johnson submitted his letter of resignation, resigning from his role as Chairman and President of Miso Robotics, Inc. (the “Company”), as well as resigning from his role as a Director of the Company. The letter of resignation was received by the Board of Directors on October 16, 2024 and accepted by the Board of Directors, effective October 29, 2024.

Effective October 14, 2024, the Board of Directors of the Company appointed Richard Hull, the Company’s Chief Executive Officer, to become the Company’s President. In addition, the Board of Directors appointed Richard Hull to fill a vacant position as a member of the Board of Directors.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/Richard Hull
Richard Hull, Chief Executive Officer
Miso Robotics, Inc.
Date: November 1, 2024